EXhibit 99.1

HeadHunter Group PLC Announces Results of 2020 Annual General Meeting

MOSCOW, Russia, November 2, 2020 – HeadHunter Group PLC (Nasdaq: HHR; MOEX: HHRU) (“HeadHunter” or the “Company”) held its annual general meeting on November 2, 2020. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

Regarding approval of the Company’s audited consolidated and standalone financial statements and the management report therein for the year ended December 31, 2019, the final voting results were as follows:

Votes for	Votes Against	Abstained
45,689,270	30	6,834

Regarding appointment of the Company’s auditors, the final voting results were as follows:

Votes for	Votes Against	Abstained
45,646,932	51,565	6,637

Regarding election of directors, the final voting results were as follows:

Votes for	Votes Against	Abstained
45,370,154	138,953	196,027

Regarding approval of director’s remuneration, the final voting results were as follows:

Votes for	Votes Against	Abstained
45,659,955	29,952	15,227

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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